UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IHS INC.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

451734107

(CUSIP Number)

May 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). URVANOS INVESTMENTS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization CYPRUS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,708,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 14,708,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TBG HOLDINGS NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization NETHERLANDS ANTILLES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,708,859

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 14,708,859

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THYSSEN BORNEMISZA CONTINUITY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THYBO TRUSTEES LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TORNABUONI LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization GUERNSEY

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GEORG HEINRICK THYSSEN-BORNEMISZA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 14,708,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 14,708,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CLAUS HIPP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DONALD S. PERKINS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HANS PETER SCHAER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 451734107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FAVORITA HOLDING LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 14,708,859

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 14,708,859

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 451734107

Item 1.
	(a)	Name of Issuer IHS Inc.
	(b)	Address of Issuer’s Principal Executive Offices 15 Inverness Way East Englewood CO 80112

Item 2.
(a)

Name of Person Filing

(a)           Urvanos Investments Limited, a Cyprus company.

(b)           TBG Holdings NV, a Netherlands Antilles company.

(c)           Thyssen Bornemisza Continuity Trust, a Cayman Islands trust.

(d)           Thybo Trustees Limited, a Bermuda company.

(e)           Tornabuoni Limited, a Guernsey company.

(f)            Georg Heinrich Thyssen-Bornemisza, an individual.

(g)           Claus Hipp, an individual.

(h)           Donald S. Perkins, an individual.

(i)            Hans Peter Schaer, an individual.

(j)            Favorita Holding Limited, a Bermuda company.

	(b)	Address of Principal Business Office or, if none, Residence c/o IHS Inc. 15 Inverness Way East Englewood CO 80112
	(c)	Citizenship Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share (the “Class A Common Stock”).
	(e)	CUSIP Number 451734107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 451734107

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference to items(5) – (9) and (11) of the cover page pertaining to each reporting person.

(a)           Urvanos Investments Limited is filing in its capacity as the record owner of 958,859 shares of Class A Common Stock (“Class A Common Stock”) and 13,750,000 shares of Class B common stock, par value $0.01 per share ( “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”). Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.  Each share of Class A Common Stock is entitled to one vote per share

CUSIP No. 451734107

and, prior to conversion, each share of Class B Common Stock is entitled to ten votes per share.  By virtue of its ownership of Class A Common Stock and Class B Common Stock, Urvanos Investments Limited is the beneficial owner of 14,708,859 shares of Class A Common Stock, approximately 75.9% of the voting power of the Common Stock (which represents approximately 25.1% of the overall economic interest).

(b)           TBG Holdings NV is filing in its capacity the parent of Urvanos Investments Limited, which is the beneficial owner of an aggregate of 14,708,859 shares of Class A Common Stock.

(c)           Thyssen Bornemisza Continuity Trust is filing as the former owner of 100% of the shares of TBG Holdings NV.  Thyssen Bornemisza Continuity Trust no longer directly or indirectly owns any shares of TBG Holdings NV.

(d)           Thybo Trustees Limited is filing solely in its capacity as the former trustee and controlling person of Thyssen Bornemisza Continuity Trust.

(e)           Tornabuoni Limited is filing solely in its capacity as a former controlling person of Thyssen Bornemisza Continuity Trust.

(f)            Georg Heinrich Thyssen-Bornemisza is filing in his capacity as the sole beneficiary of the TB Continuity II Trust, a Cayman Islands Trust, which is the indirect owner of 100% of the shares of TBG Holdings NV.  Mr. Thyssen-Bornemisza disclaims beneficial ownership of the Class A Common Stock owned by Urvanos Investments Limited because he does not have the power to vote or dispose of, or to direct the voting or disposition of, the shares of Class A Common Stock or the shares of Class B Common Stock owned by Urvanos Investments Limited.

(g)           Claus Hipp is filing solely in his capacity as a director of Tornabuoni Limited.

(h)           Donald S. Perkins is filing solely in his capacity as a director of Tornabuoni Limited.

(i)            Hans Peter Schaer is filing solely in his capacity as a director of Tornabuoni Limited.

(j)            Favorita Holding Limited is filing solely in its capacity as the owner of 100% of the shares of TBG Holdings NV.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

(Please see below).

As of the date hereof, each of the following reporting persons has ceased to be the beneficial owner of more than five percent of the Class A Common Stock:

Thyssen Bornemisza Continuity Trust

Thybo Trustees Limited

Tornabuoni Limited

Claus Hipp

Donald S. Perkins

Hans Peter Schaer

CUSIP No. 451734107

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
TBG Holdings NV

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 451734107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/18/07
Date
/s/Stephen Green
Signature

as Attorney-in-Fact for

URVANOS INVESTMENTS LIMITED,

TBG HOLDINGS NV,

THYSSEN BORNEMISZA CONTINUITY

TRUST,

THYBO TRUSTEES LIMITED,

TORNABUONI LIMITED,

GEORG HEINRICH THYSSEN-

BORNEMISZA,

CLAUS HIPP,

DONALD S. PERKINS,

HANS PETER SCHAER and

FAVORITA HOLDING LIMITED

Stephen Green, by power of attorney

Name/Title

CUSIP No. 451734107

Exhibit A to Schedule 13G/A

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of IHS Inc. and (ii) that this Joint Filing Agreement and Power of Attorney be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Sullivan and Stephen Green, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such statement on Schedule 13G and any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement and Power of Attorney as of this 10th day of May, 2006.

URPASIS INVESTMENTS LIMITED		THYBO TRUSTEES LIMITED
By:	/s/ ICM Robertson	By:	/s/ Eric P. Pfaff
	Name: ICM Robertson		Name: Eric P. Pfaff
	Title: Director		Title: Director

URVANOS INVESTMENTS LIMITED		TORNABUONI LIMITED
By:	/s/ ICM Robertson	By:	/s/ G.H. Thyssen
	Name: ICM Robertson		Name: G.H. Thyssen
	Title: Director		Title: Director

TBG HOLDINGS NV		/s/ Georg Heinrich Thyssen-Bornemisza
GEORG HEINRICH THYSSEN-BORNEMISZA

By:	/s/ M. v. Staudt /s/ ICM Robertson	/s/ Claus Hipp
	Name: M. v. Staudt & ICM Robertson	CLAUS HIPP
Title: Proxy Holders

THYSSEN BORNEMISZA CONTINUITY TRUST		/s/ Donald S. Perkins
DONALD S. PERKINS

By:	/s/ Eric P. Pfaff	/s/ Hans Peter Schaer
	Name: Eric P. Pfaff	HANS PETER SCHAER
Title: Director-Thybo Trustees Limited

CUSIP No. 451734107

Exhibit B to Schedule 13G/A

JOINDER AGREEMENT

Favorita Holdings Limited joins, and agrees to be bound by, all the provisions of the above Joint Filing Agreement and Power of Attorney.

May 18, 2007
FAVORITA HOLDING LIMITED

	By:	/s/Randy Jenkins
	Name:	Randy Jenkins
	Title:	Secretary